I GOT IT

# Marketplace tech for in-game memorabilia, experiences, and digital collectibles


PARTNERED WITH:
SAINTS AUCTIONS
PELICANS AUCTIONS
BUCKS BIDS
CAVS AUCTION
PRESENTED BY IGotIt
AUCTION APP
I Got It

## Highlights

1. 🏈 Multi-year partnerships signed with NFL and NBA teams like the Chiefs, Chargers, and Kings

2. 🏀 Endorsement deals with Jrue Holiday, Collin Sexton, Tyreek Hill, Taysom Hill & 10+ more stars

3. 🔥 Red-hot $15 billion memorabilia market and fast-growing $2.5 billion NFTs market

4. 📈 Collaborations with major merch partners, incl. Fanatics, Upper Deck & Sportsmemorabilia.com

5. ⚾ Diverse potential for tech: plug & play &/or destination app for memorabilia & digital assets

5. ⚾ Diverse potential for tech: plug & play &/or destination app for memorabilia & digital assets

6. ✨ Founder is prior CEO, Hedge Fund Manager, and VC with extensive investing experience

7. 🏆 Scalable business model leveraging partnerships to ease execution & fulfillment needs

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## Our Team



### Joseph De Perio

Joe left a 20 year career on Wall Street as a portfolio manager for a hedge fund to bring his sports financial technology experience to I Got It. His current focus is driving the business forward and sculpting the digital collectibles/NFT strategy.

Our goals are to (i) enhance the experience for fans and (ii) increase revenues for our sports franchise partners. In an uncertain world where fan attendance may not return to pre-pandemic levels, we offer fans a new way to show their support. Similarly, sports franchises are looking for ways to expand their revenues and increase exposure.



### Nicole Johnson

Nicole is a senior marketing exec with 20+ years of international experience in developing and implementing top marketing strategies. She combines industry research, campaign development and launch, and media expertise to build and elevate brands.



### Noah Abramowitz

Noah is I Got It's resident sports memorabilia collector, and developed his own digital media company while he was still in college. His knowledge of the memorabilia market and digital media expertise is integral to the success of our platform.

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## Why I Got It?


Marketplace and End-to-End Minting Capabilities Drives Engagement and Multi-Channeled Revenue
I Got It

I Got It is the game-changing platform that enables the best leagues, teams, and athletes to host marketplaces with live auction technology and exchange platforms for digital collectibles (including NFTs).

With I Got It's technology, teams like the Kansas City Chiefs, New Orleans Saints, MIlwaukee Bucks and Detroit Pistons can market in-game memorabilia, unique experiences and NFTs to their fans.

I Got It also works with organizations like the Pro Football Hall of Fame to turn their 30,000+ valuable football artifacts into digital collectibles which can be collected and traded by fans.

Additionally, I Got It has 40+ elite athletes under contract to execute NFT transactions with an innovative charter membership NFT program, allowing fans to participate in the upside of an athlete's career.


OWN YOUR HIGHLIGHT OF THE GAME
Bringing memorabilia market to the digital world
Creating new revenue streams for the best partners in sports
Empowering athletes with innovative charter membership NFT programs
I Got It


Potent List of Elite Athlete Investors and NFL and NBA Multi-Year Partnerships
I Got It

I Got It has traction in the big leagues: multi-year, exclusive partnerships with

NBA teams like the New Orleans Pelicans, Milwaukee Bucks, Cleveland Cavaliers, and the Sacramento Kings AND engagements with NFL teams like Cincinnati Bengals, Kansas City Chiefs, Jacksonville Jaguars, Los Angeles Chargers and New Orleans Saints. Additionally, established partnerships with the Pro Football Hall of Fame, and 40 partnerships with elite athletes who are all equity holders of the Company.


SOME OF OUR
NFL ACTIVATIONS
BIDS
TYREEK HILL
SUPER BOWL JERSEY
GIVEAWAY
SOME OF OUR
NBA ACTIVATIONS
AUCTIONS
PELICANS AUCTIONS
MATCH GAME
A FEW OF OUR
DIGITAL ENGAGEMENTS


Sports Memorabilia Markets
are Hungry for Innovation
I Got It

Sports memorabilia markets have looked largely the same for many decades... and they lack the technological innovation needed to advance opportunity, reach, and liquidity. We believe I Got It is the only technology company today that delivers marketplace applications for its partners and end-to-end digital collectibles minting and exchange hosting for primary issuance and secondary trading.


Sports memorabilia markets
are stuck in the 1950s...
These booming markets
are desperate for innovation
and digitalization...
To advance
opportunity, reach,
and liquidity...
I Got It


I Got It is THE In-Game
Destination for Memorabilia
and Unique Experiences...
I Got It

One-of-a-kind digital memorabilia items are infused with exciting, unique content and experiences, to engage fans and create a multiplier effect across

memorabilia markets.


I GOT IT TAKES LIVE GAMES TO THE NEXT LEVEL
Watch the touchdown
Browse your league or team apps
Bid on items like the ball or the Quarterback's wristband
I Got It


...Enhancing User Experience, Furthering Loyalty, and Adding New Revenue Streams
I Got It

The possibilities of I Got It's unique platform are endless: increased fan engagement, enhanced connection with remote viewers, deepened fan allegiance, young athlete empowerment, and much more...


THE POWER OF I GOT IT IS MANIFOLD
Quick, game-specific auctions increase fan engagement—at home or in stadium
Event-specific memorabilia adds to viewer experience and drives traffic to team app
Digital memorabilia multiplies market opportunity
Strong data collection drives meaningful marketing analytics
I Got It


Integrative End-to-End Memorabilia Solution is First-of-its-Kind
I Got It

I Got It's application adds auction technology to existing apps or websites, providing easy integration with team platforms, enhancing the "second screen" experience, and offering partners an end-to-end solution.


I GOT IT'S UNIQUE FEATURES INCLUDE
Auctions of memorabilia, one-of-a-kind experiences,


SAINTS AUCTIONS
MATCH GAME
Direct deals with individual players to expand the marketplace
End-to-end digital collectible solution enabling secondary trading
Payment processor accepting all forms of payment
I Got It


End-to-End NFT Minting and Exchange Services for Partners
I Got It

I Got It allows its partners to turn-key an NFT minting platform and host its own primary issuance platform and secondary market, without users having to leave a partner's web or mobile properties. Our creative teams take concepts from idea to NFT with expertise in artwork, animation and video editing. We offer multiple payment sources and allow our partners to accept credit card payment and cryptocurrency. We also embrace compliance and collect sales taxes on all our transactions.


Marketplace
Sort
1989 ROUND 1 TICKET
$5000
1989 ECF TICKET
$51
1989 ROUND 1 TICKET
$501
1989 CHAMPIONSHIP RING
$5000
1989 ROUND 1 TICKET
$1250


Proprietary Process Converts Physical Memorabilia into Digital Collectibles...
I Got It

This proprietary process makes physical memorabilia available to the public as digital collectibles with unique additional content that makes them even more attractive to fans. Minted in limited editions with full transparency of ownership on the blockchain, they focus on user experience while redefining the market opportunity.


IGI_PFHOF_MakingofVideo
from I Got It Auction
I Got It


MARK HOLM
TECHNICAL OPS, I GOT IT
03:05
vimeo


Empowering Young Athletes to Create Their Own NFT Economies, and Fans to Participate in the Upside in their Careers
I Got It

Distributing a limited supply of charter member NFTs (non-fungible tokens—one-of-a-kind items like trading cards that are unique and cannot be interchanged) allows young athletes to create their own digital economies, while performance and scarcity drives secondary pricing. Owners of charter member NFTs are entitled to purchase Follow-On or Event NFTs issued by the athlete for a nominal price. I Got It is changing the game by turning Charter Member NFTs into dividend-producing assets that can appreciate in value.


NFTS EMPOWER YOUNG ATHLETES, AND ALLOW FANS TO INVEST IN THEIR FAVORITES
MIKEY WILLIAMS
CHARTER MEMBER
2021
OFFICIAL NFT
I Got It


$15 Billion Sports Memorabilia Market is Booming, and NFTs are the Fastest Growing Asset Class in the World
I Got It

The pandemic economy has intensified the already red-hot digital sports memorabilia market. eBay enjoyed a 42% increase in sales in 2020, and Goldin Auctions—the largest memorabilia auction house—saw $100 million profits in 2020 and double that so far in 2021. And with the return of live sporting events, fan engagement will only continue to rise—on and offline. Market sizing for NFTs was estimated to be $2.5 billion in Q2 2021 and growing...


SPORTS CARD INVESTMENTS OUTPERFORMED THE BEST DOW JONES STOCKS LONG TERM, ACCORDING TO A 2010 WALL STREET JOURNAL INVESTIGATION...
The global pandemic added rocket fuel to the collectibles market—
a combination of the restriction upon spending on other luxuries
like travel and fine dining, and the growing acceptance
of the legitimacy of collectibles around the globe


as an investment vehicle. We've seen more million-dollar sales in the past year than in the twenty years preceding it.
Chris Ivy of Heritage Auctions
I Got It


Leadership with Hedge Fund, Venture Capital, and Startup Experience
I Got It

At the helm of I Got It is a world-class team of experts in investing, marketing, and sports investing.


JOSEPH DE PERIO
Executive Chairman of the Board
Ex-Hedge Fund Manager
Venture Capital Investor
CEO Experience at Fintech Startup
Led first financing round for outside capital
NICOLE JOHNSON
Co-Founder, Vice Chairperson Head of Marketing
Strategic Marketing Professional
Consumer Goods Industry
VICTOR ELGORT
General Counsel
Corporate and Tax Attorney
M&A and Financings
ZAC REYNOLDS
Vice President, Production
Production and Design
Innovative NFT Concepts
JAMEEL KHAN
Vice President, Technology
Full Stack Developer
Mobile and Web, Apple and Android
ANDREW BROWN
Vice President, Marketing
Marketing and Production
Innovative NFT Concepts
NOAH ABRAMOWITZ
Vice President, Product and Community
Operations and Social Media
Community Management


Executing NBA and NFL Plan + Global Growth in the Near Future
I Got It

With prestigious partnerships and ambitious expansion, I Got It's future is bright. Late 2021 will see digital launches with the NBA, NCAA, NFT product debuts, and NBA and NFL team partnerships. 2022 will bring global growth, physical resale capability, community build, and expansion into art and music.  These are forward looking projections and are not guaranteed.


I Got It Roadmap
2016 to Q1 2021 Before TODAY
Q2 2021
Q3 2021
Q4 2021
2022
Founder backed, purposeful technology built for scale
Leadership team bulked up and additional capital is raised with the Executive Chairman leading the round
Initial teams partnerships are executed
Over 20+ direct player deals
Digital Product Launched
Debut of I Got It Crypto Ledger
Digital Launch in NBA including:
All Digital Activation:
NFT 3.0 Product Debuts
NCAA Launch
Second Wave of NBA and NFL partnerships including:
Global Growth
Physical Reselling apability
Community Build
Other Museums
Music and Arts
Forward-looking projections cannot be guaranteed




Why Invest Now?
I Got It

I Got It's world-class leadership and technology is tapping into the multi-billion-dollar sports memorabilia marketplace by finally modernizing the space to increase fan access, unlock investable digital assets, and empower young athletes to cultivate a fan economy. This company is leading the pack in innovation of NFTs. Will you join?


SUMMARY FINANCIALS
Revenue
$0.3 mm
$4.7 mm
$39.1 mm
2020
2021E
2022E
EBITDA
-$0.7 mm
$0.3 mm
$7.0 mm
2020
2021
2022E
Note: Includes only signed contracts today.
Forward-looking projections cannot be guaranteed


Perks
I Got It


PERKS
$100 CREDIT ON AN I GOT IT PLATFORM FOR A $5,000 INVESTMENT
$250 CREDIT FOR A $10,000 INVESTMENT
TWO TICKETS FOR ANY SPORTING EVENT AMONGST I GOT IT'S PARTNERS FOR A $25,000 INVESTMENT


INVEST IN
I Got It


CAMPAIGN STRATEGY BY
ARORA PROJECT